Exhibit 99.1

Westport Fuel Systems Announces Change to Chairman of Board of Directors

~ Brenda Eprile becomes Chairman ~

VANCOUVER, Feb. 1, 2017 /CNW/ - Westport Fuel Systems Inc. ("Westport Fuel Systems") (TSX:WPRT / Nasdaq:WPRT) today announced that Warren Baker has decided to step down as Chairman of the Board of Directors.  Dr. Baker will remain on the Westport Fuel Systems Board and will continue as Chair of the Nominating & Corporate Governance Committee. The Board has appointed Brenda Eprile, a director since October of 2013, as the new Chairman of the Board.

Dr. Baker joined the Westport Fuel Systems Board of Directors in September 2002 and was appointed to Chairman in November 2015.

"The Board wishes to thank Warren for his leadership as Chairman of the Board.  His longstanding support of the company has helped Westport Fuel Systems evolve into a world leader in alternative fuel systems and components", said Brenda Eprile.   "I look forward to continuing to work with Warren on the Board of Directors and I am honoured to have been appointed as Chairman.  The upcoming year is expected to be a milestone year for the company.  We continue to realize synergies from the merger and industry has been taking note of the anticipated commercialization of Westport High Pressure Direct Injection 2.0 ("Westport™ HPDI 2.0") components to our OEM launch partner this year".

Dr. Baker's transition from Chairman and Brenda's appointment as Chairman of the Board are both effective from today, Wednesday, February 1st, 2017.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation and industrial application brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Forward-looking Information Disclaimer

Note:  This document contains forward-looking statements.  Forward-looking information is typically identified by words such as "anticipate", "estimate", "expect", "forecast", "may", "will", "could", "plan", "intend", "should", "believe", "outlook", "project", "potential", "target" and similar words suggesting future events or future performance.  In particular, this press release contains forward-looking information which includes statements regarding the launch date, availability, commercialization and benefits of the Westport HPDI 2.0 system, demand for our products, the future success of our business and technology strategies, intentions of partners and potential customers, the performance and competitiveness of our products and expansion of product coverage and  future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and assumptions include risks and assumptions related to our cash position and working capital, revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles in fleet markets, the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements except as required by National Instrument 51-102.  The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein

SOURCE Westport Fuel Systems Inc.

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%CIK: 0001370416

For further information: Inquiries: Todd Skene, Manager, Investor Relations, Westport Fuel Systems, T: +1 604-718-2046, invest@wfsinc.com

CO: Westport Fuel Systems Inc.

CNW 08:00e 01-FEB-17